CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Form 10-K, Amendment 2 of our audit report dated June 18, 2018 (except as to the 4 to 1 forward stock split disclosed under “Common Stock” in Note 4 to the consolidated financial statements, of which the date is April 2, 2020), with respect to the consolidated balance sheet of Vivic Corp. as of April 30, 2018, and the related consolidated statements of operations and comprehensive (loss) income, changes in shareholders’ equity, and cash flows for the year then ended. Our report relating to those financial statements includes an emphasis of matter paragraph regarding substantial doubt regarding Vivic Corp.’s ability to continue as a going concern.

Spokane, Washington

November 13, 2020